BB 6/13



07006232

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[ANNU]AL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 65164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PriMuni LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Foxhurst Drive
(No. and Street)

Pittsburgh, PA 15238
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Talbot Heppenstall
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman Yanak & Ford LLP
(Name – *if individual, state last, first, middle name*)

Three Gateway Center, Suite 1800 Pittsburgh, PA 15222
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 14 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAY 2007
WASH. DC
160
SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 6/13

OATH OR AFFIRMATION

I, C. Talbot Heppenstall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PriMuni LLC, as of May 23, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Lois A. Keating, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Mar. 8, 2009
Member, Pennsylvania Association of Notaries

[signature]
Signature

Partner
Title

Lois A. Keating
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grossman Yanak & Ford LLP *Certified Public Accountants*

Three Gateway Center
Suite 1800
Pittsburgh, PA 15222
(412) 338-9300
FAX: (412) 338-9305
E Mail:
CPAs@gyf.com.

To the Board of Directors
PriMuni LLC

In planning and performing our audit of the financial statements of PriMuni LLC for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

However, during our audit, we became aware of several matters that are opportunities for strengthening internal controls and operating efficiency. This letter does not affect our report dated February 26, 2007, on the financial statements of PriMuni LLC. However, we noted certain matters involving the internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily disclose all matters that might be reportable conditions. In addition, because of inherent limitations in internal control, misstatements due to error or fraud may occur and not be detected by such controls.

We will review the status of these comments during our next audit engagement. We have already discussed these comments with various Organization personnel, and we will be pleased to discuss these comments in further detail at your convenience, to perform any additional study of these matters, or to assist you in implementing the recommendations. Our comments are summarized as follows:

MAINTENANCE OF ACCOUNTING RECORDS

During our audit, we noted that the accounting records are not being updated regularly. In addition to checks not posted, the bank accounts were not reconciled during the year. Lastly, payroll tax returns were not filed throughout the year. Despite the limited activity that flow through the business, accurate and timely records should be maintained. We recommend that the bank reconciliations be completed monthly. This function alone will capture most of the activity of the business. Also, we recommend that the Company contract to have the payroll tax returns completed on a timely basis.

*   *   *   *   *

During our audit, we also noted the following opportunity to improve controls and operating efficiency.

DOCUMENTATION

During the audit, we noticed that documentation for certain invoices was not provided. We recommend that documentation for all business expenses be maintained to substantiate the financial statements and tax returns.

ACCOUNTING PROCEDURES MANUAL

PriMuni LLC does not have an accounting procedures manual. There may be an assumption that because the accounting system is relatively simple and that since those using the system have direct and easy access to those that are knowledgeable when questions arise, there is no need for a manual. However, written procedures, instructions, and assignment of duties will prevent or reduce misunderstandings, errors, inefficient or wasted effort, duplicated or omitted procedures, and other situations that can result in inaccurate or untimely accounting records. A well-devised accounting manual can also help to ensure that all similar transactions are treated consistently, that proper accounting principles are used, and that records are produced in the form desired by management. With the anticipated growth, a good accounting manual can aid in appropriate recording of the related revenues and expenses. Should additional employees be hired, it should aid in the training of new employees and possibly allow for delegation to other employees of some accounting functions management performs.

This report is intended solely for the information and use of the Board of Trustees, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

We will review the status of these comments during our next audit engagement. We have already discussed many of these comments and suggestions with various Company personnel, and we will be pleased to discuss them in further detail at your convenience, to perform any additional study of these matters, or to assist you in implementing the recommendations.

/s/ Grossman Yanak & Ford LLP

PRIMUNI LLC
Computation of Net Capital
December 31, 2006

Members' equity at January 1, 2006	$ 195,052	py
2006 loss	(130,448)	(from report & on trial balance)
Members' equity at December 31, 2006	64,604	
Less: Non-allowable assets **(per FOCUS filing)**	(150,135)	
Net capital at December 31, 2006	$ (85,531)	

Reconciliation of Capital as Reflected
in FOCUS filing to Members' Equity

Ownership equity **per FOCUS filing** December 31, 2006	$ 183,547	
Prior year audit adjustments not recorded	(71,438)	**AJE #1,3**
Audit adjustment - depreciation	(44,893)	**AJE #2**
Audit adjustment - interest	(3,415)	**Net interest impact AJE 9,10**
Audit adjustment - payroll	(993)	**AJE #12**
Audit adjustment - reclass tax liabilities	7,296	**AJE #5**
Audit adjustment - gain on investment	3,205	**AJE #8**
Audit adjustment - omitted transactions	(7,141)	**AJE #7, 11**
Audit adjustments - reclassifications	(279)	**Net of AJE 4,13**
Miscellaneous entries recorded after year end	(1,283)	**Unidentified differences**
	$ 64,604	

Pursuant to SEC Rule 15c-3(k)(2)(I), the Customer Protection Rule, PriMuni LLC does not carry customer accounts, therefore there has been no computation orelatd to reserve requirements.

PriMuni LLC
Year End: December 31, 2006
Adjusting journal entries
Date: 1/1/2006 To 12/31/2006

Staff	Senior	Partner	Prepared by
SJT 1/14/2007	RMR 1/15/2007	JAF 1/22/2007	SJT 1/14/2007

B

Number	Date	Name	Account No	Reference	Annotation	Debit	Credit
1	12/31/2006	Prepaid Expense	110	11D			15,113.06
1	12/31/2006	Accumulated Dep/Amort	158	11D			53,947.48
1	12/31/2006	Payroll Liabilities	203	11D			1,459.50
1	12/31/2006	Dirct Deposit Liabilities	204	11D			2,300.48
1	12/31/2006	Accrued interest	205	11D			2,652.00
1	12/31/2006	CTH Loan	211	11D		1,634.01	
1	12/31/2006	Retained Earnings	335	11D		73,838.51	
1	12/31/2006	Unrealized gain or loss on investment	804	11D			
		To post PY audit adjustments.					
2	12/31/2006	Accumulated Dep/Amort	158	6C			44,893.48
2	12/31/2006	Technology:Depreciation Expense	701	6C		44,893.48	
		To record accumulated depreciation and depreciation expense for FY2006.					
3	12/31/2006	Wedbush Clearing Account	108	11D			1,481.79
3	12/31/2006	NASD CRD Account	157	11D		90.00	
3	12/31/2006	Accounts Payable	201	11D		1,500.00	
3	12/31/2006	Dirct Deposit Liabilities	204	11D		2,292.50	
3	12/31/2006	Retained Earnings	335	11D			2,400.71
		To adjust beginning equity to match PY actuals. See analysis at 11D.					
4	12/31/2006	Accounts Payable	201	7C			321.28
4	12/31/2006	General & Administrative:Postage and Delivery	510	7C		192.04	
4	12/31/2006	Other Expenses	802	7C		129.24	
		To reclassify expenses that were debited to accounts payable in error.					
5	12/31/2006	Payroll Liabilities	203	12C3		7,295.50	
5	12/31/2006	General & Administrative:Corporate Taxes	900	12C3			7,295.50
		To reclassify accrued tax liabilities paid in 2006.					
7	12/31/2006	Checking	101	1E2			1,778.00
7	12/31/2006	Money Market	102	1E2			5,956.02
7	12/31/2006	Money Market	102	1E2			27.00
7	12/31/2006	Payroll Liabilities	203	1E2		1,778.00	
7	12/31/2006	General & Administrative:Pro. Svc / Legal	511	1E2		687.52	
7	12/31/2006	General & Administrative:Pro. Svc / Legal	511	1E2		1,347.69	
7	12/31/2006	General & Administrative:Pro. Svc. / Acct & Tax	512	1E2		432.14	
7	12/31/2006	General & Administrative:Regulatory / Fees	515	1E2		75.00	
7	12/31/2006	General & Administrative:Regulatory / Fees	515	1E2		1,240.00	
7	12/31/2006	General & Administrative:Regulatory / Fees	515	1E2		1,090.00	
7	12/31/2006	General & Administrative:Research /Database	518	1E2		500.00	
7	12/31/2006	General & Administrative:Research /Database	518	1E2		300.00	
7	12/31/2006	Other Expenses	802	1E2		504.18	
7	12/31/2006	Other Expenses	802	1E2		10.49	
7	12/31/2006	Other Expenses	802	1E2		27.00	
7	12/31/2006	Other Expenses	802	1E2		369.00	
7	12/31/2006	Other Income	803	1E2			600.00
		To record one deposit and ten disbursements omitted by the client.					

PriMun LLC
Year End: December 31, 2006
Adjusting journal entries
Date: 1/1/2006 To 12/31/2006

Staff	Senior	Partner	Prepared by
SJT 1/14/2007	RMR 1/15/2007	JAF 1/22/2007	SJT 1/14/2007

B-1

Number	Date	Name	Account No	Reference Annotation	Debit	Credit
8	12/31/2006	Wedbush Clearing Account:CTH Municipal Bon	109	10C	660.00	
8	12/31/2006	CTH Loan	211	10C	2,545.00	
8	12/31/2006	Unrealized gain or loss on investment	804	10C		3,205.00
		To adjust Tal's loan balance to actual and record the appropriate gain on investment for the year				
9	12/31/2006	Money Market	102	12B2	498.44	
9	12/31/2006	Wedbush Clearing Account	108	12B2	53.16	
9	12/31/2006	Interest Income	801	12B2		551.60
		To record interest income not booked by client.				
10	12/31/2006	Accrued interest	205	10D		3,967.00
10	12/31/2006	Interest Expense	805	10D	3,967.00	
		To record interest on muni bonds lent by Tal Heppenstall.				
11	12/31/2006	Wedbush Clearing Account	108	1C2		1,158.00
11	12/31/2006	General & Administrative:Clearing Agent Fees	526	1C2	1,158.00	
		To record November and December fees paid to Wedbush.				
12	12/31/2006	Payroll Liabilities	203	12C3		993.00
12	12/31/2006	General & Administrative:Payroll Prep.	528	12C3	294.48	
12	12/31/2006	General & Administrative:Salary/Office Manager	529	12C3	698.52	
		To adjust payroll, payroll taxes and liabilities to actual				
13	12/31/2006	NASD CRD Account	157	4B	42.00	
13	12/31/2006	General & Administrative:Regulatory / Fees	515	4B		42.00
		Adjust NASD prepaid to actual				
					150,142.90	**150,142.90**

Net Income (Loss) **(130,450.15)**

END